Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

For Immediate Release

Doctors Hospital Of Sarasota (FL) Acquires Mazor Robotics’ Renaissance System

CAESAREA, Israel – October 1, 2013 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQCM: MZOR), the developer of Renaissance™, an innovative surgical guidance system and its complementary products, announced today that Doctors Hospital of Sarasota (FL) has purchased its first Renaissance system.

Doctors Hospital of Sarasota is a general medical and surgical hospital and its spine care team is comprised of some of the area’s most dedicated and respected physicians and clinical staff, who specialize in orthopaedics, neurosurgery and spinal surgery.  Doctors Hospital of Sarasota’s physicians are joined by a team of experienced nursing professionals, rehabilitative therapists, pain experts, dietitians and related health care professionals to provide a comprehensive, multidisciplinary approach to your treatment.

About Mazor
Mazor Robotics (TASE: MZOR; NASDAQCM: MZOR) is dedicated to the development and marketing of innovative surgical robots and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance™, is a state-of-the-art surgical robotic system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 35,000 implants in the United StatesEurope, and Asia.  Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology.  For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
(212) 850-6020; (646) 201-5447

John Carter – Media
jcarter@evcgroup.com
(212) 850-6021